Via Facsimile and U.S. Mail
Mail Stop 6010

February 28, 2007

Mr. Jonathan Symonds
Executive Director and Chief Financial Officer
AstraZeneca PLC
15 Stanhope Gate
London W1K 1LN, England

Re: Astrazeneca PLC
      Form 20-F for the Fiscal Year Ended December 31, 2005
      Filed March 31, 2006
      File No. 001-11960

Dear Mr. Symonds:

      We have reviewed your January 25, 2007 response to our December 27, 2006 comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 15.1 - Annual Report and Form 20-F Information 2005
Financial Statements, page 81
Notes to the Financial Statements, page 90
25 Commitments and Contingent Liabilities, page 116
Arrangements with Merck, page 116
Accounting treatments, page 118

1.   Please refer to your response to prior comment three. Please describe to us the following:

- The obligations of both parties under the Termination Arrangements and the payment related to each obligation; and
- Why the obligations will not be performed until payment is made.

Please tell us after considering your response to these bullets whether you continue to conclude that the Termination Arrangements are executory contracts as defined in paragraph 3 of IAS 37. If not, please revise your response to prior comment three accordingly.

*   *   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your response to our comment. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Oscar Young, Senior Staff Accountant, at (202) 551-3622, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant